UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 15, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release - AngloGold Ashanti Limited- Report for the six months ended 30 June
2016

Published : 15 August 2016
Half year 1 2016
AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
Report
for the six months ended 30 June 2016
·  Free cash flow (FCF) more than trebled to $108m
·  Net debt at 30 June 2016 was $2.098bn, reflecting a Net Debt to Adjusted EBITDA ratio of 1.44 times
·  High yield bond fully redeemed on 1 August 2016, further improving future free cash flows
·  Gold production of 1.745Moz, in line with full year guidance range of 3.6Moz – 3.8Moz
·  Total cash costs at $706/oz, a 3% improvement on the same period last year of $726/oz
·  All-in sustaining costs (AISC) were $911/oz, a $13/oz improvement year-on-year
·  Adjusted headline earnings (AHE) of $159m, more than double compared to the same period last year
Six months
Six months
Year
ended
Dec
2015
ended
Jun
2016
ended
Jun
2015
US dollar/Imperial
Operating review
Gold
Produced from continuing operations
- oz (000)
1,745
1,878
3,830
Produced from discontinued operations
- oz (000)
-
98
117
Produced continuing and discontinued operations - oz (000)
1,745
1,976
3,947
Sold from continuing operations
- oz (000)
1,747
1,903
3,850
Sold from discontinued operations
- oz (000)
-
94
115
Sold continuing and discontinued operations
- oz (000)
1,747
1,997
3,965
Continuing operations
Financial review
Gold
income
- $m
1,960
2,046
4,015
Cost
of
sales
- $m
1,501
1,652
3,294
Total
cash
costs
- $m
1,112
1,246
2,493
Gross
profit
- $m
429
391
714
Price
received
*
- $/oz
1,222
1,204
1,158
All-in
sustaining
costs
*
- $/oz
911
924
910
All-in
costs
*
- $/oz
982
1,010
1,001
Total
cash
costs
*
- $/oz
706
726
712
Continuing and discontinued operations
Profit (loss) attributable to equity shareholders
- $m
52
(143)
(85)
- cents/share
13
(35)
(20)
Headline earnings (loss)
- $m
93
(128)
(73)
- cents/share
23
(31)
(18)
Adjusted
headline
earnings
*
- $m
159
61
49
- cents/share
39
15
12
Net cash flow from operating activities
- $m
476
513
1,139
Free cash flow
*
- $m
108
31
141
Total
borrowings
- $m
2,654
3,730
2,737
Net
debt
*
- $m
2,098
3,076
2,190
Capital
expenditure
- $m
318
426
857

Notes:
*
Refer to "Non-GAAP disclosure" for the definition.
.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

1 July 2016 Interim report - www.AngloGoldAshanti.com

Operations
at a glance
for the six months ended 30 June 2016
oz (000)
Year-on-year
% Variance
3
$m
Year-on-year
% Variance
3
$/oz
Year-on-year
% Variance
3
$/oz
Year-on-year
% Variance
3
$m
Year-on-year
$m Variance
3
SOUTH AFRICA
486
(3)
(480)
(14)
958
(13)
809
(10)
70
43
Vaal River Operations
173
(9)
(184)
(13)
1,006
(5)
843
(2)
28
10
Kopanang
47
(24)
(66)
(15)
1,337
11
1,154
16
(9)
(6)
Moab
126
(2)
(118)
(12)
883
(11)
728
(9)
36
15
West Wits Operations
214
3
(214)
(13)
963
(16)
786
(14)
51
47
Mponeng
129
25
(119)
(6)
893
(28)
692
(25)
41
43
TauTona
85
(18)
(95)
(20)
1,070
1
930
3
9
2
Total Surface Operations
93
(4)
(82)
(19)
841
(18)
797
(14)
(8)
(12)
First Uranium SA
47
2
(38)
(25)
732
(33)
670
(26)
(21)
(14)
Surface Operations
46
(10)
(44)
(12)
953
(2)
926
(2)
13
2
Other
5
(17)
-
-
-
-
-
-
-
-
INTERNATIONAL OPERATIONS
1,259
(9)
(1,209)
(6)
873
4
670
-
370
(69)
CONTINENTAL AFRICA
620
(14)
(614)
(10)
848
5
690
2
178
(61)
DRC
 Kibali - Attr. 45%
4
114
(23)
(136)
10
900
47
802
36
5
(50)
Ghana
 Iduapriem
99
13
(106)
(2)
962
(12)
931
(10)
18
17
Obuasi
3
(90)
(2)
(94)
1,043
(14)
79
(90)
-
(3)
Guinea
 Siguiri - Attr. 85%
126
(5)
(105)
(19)
831
(13)
706
(16)
55
20
Mali
 Morila - Attr. 40%
4
13
(63)
(15)
(44)
1,079
53
965
70
-
(14)
Sadiola - Attr. 41%
4
36
-
(35)
-
870
3
826
(2)
9
-
Tanzania
 Geita
229
(8)
(196)
(2)
765
8
496
2
82
(34)
Non-controlling interests,
exploration and other
(20)
10
5
AUSTRALASIA
251
(11)
(253)
(3)
1,018
16
806
15
56
(27)
Australia
 Sunrise Dam
113
(2)
(112)
(10)
1,010
(8)
858
(10)
27
13
Tropicana - Attr. 70%
137
(18)
(132)
4
937
43
704
48
39
(40)
Exploration and other
(10)
(10)
1
AMERICAS
388
3
(341)
-
816
(4)
549
(13)
136
18
Argentina
 Cerro Vanguardia - Attr. 92.50%
136
1
(105)
(1)
720
(21)
543
(15)
53
10
Brazil
 AngloGold Ashanti Mineração
188
4
(162)
2
831
9
531
(11)
66
1
Serra Grande
64
5
(63)
(7)
942
(3)
584
(18)
15
8
Non-controlling interests,
exploration and other
(11)
22
2
(1)
Continuing operations
1,745
(7)
911
(1)
706
(3)
Discontinued operations
 Cripple Creek & Victor
-
(100)
OTHER
1
(67)
1
(1)
Total
1,745
(12)
(1,687)
(8)
441
(28)
Equity accounted investments included above
186
(1)
(12)
66
AngloGold Ashanti
(1,501)
(9)
429
38
1
Refer to note C under "Non-GAAP disclosure" for definition.
2
Refer to note D under "Non-GAAP disclosure" for definition.
3
Variance June 2016 six months on June 2015 six months - increase (decrease).
4
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
2
Gross profit (loss)
All-in sustaining costs
1
Cost of sales

July 2016 Interim report - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
AngloGold Ashanti delivered a solid operating and financial performance for the first half of 2016, continuing to execute on its strategy to improve cash flows and returns on a sustainable basis and to develop optionality within the business. The results show improved earnings and free cash flow given strong ongoing focus on cost and capital discipline, and the rising gold price.
“We will continue to push hard to improve operational and cost performance, as well as our overall balance sheet flexibility, regardless of the gold price environment,” Chief Executive Officer Srinivasan Venkatakrishnan said. “Our focus remains to improve margins and grow cash flow and returns on a sustainable basis.”
Production was 1.745Moz at a total cash cost of $706/oz for the six months to 30 June 2016, compared to 1.878Moz at $726/oz in the first six months of 2015, from continuing operations. The decrease in production from continuing operations was led by weaker production from Kibali and a planned decrease in head grades at Tropicana, as noted earlier in the year. AISC improved by $13/oz over the first half of last year, decreasing from $924/oz to $911/oz. The improvement in AISC reflects continued cost discipline throughout the group, weaker currencies and lower capital expenditure. Our portfolio of assets continued to deliver strong and consistent performance as a whole.
Free cash flow of $108m was recorded for the half year, more than triple the $31m for the first half of 2015, resulting in 3 consecutive quarters of free cash flow generation. Free cash flow was affected by negative working capital movements which will unwind in the second half of the year, specifically $28m from the sale of metal from Argentina which was delayed until the week immediately following half year.

This overall improvement in free cash flow, however, was driven by continued efforts to contain costs and improve efficiencies, weaker currencies in key operating jurisdictions, $33m in interest savings, and a 1% higher gold price received.

Cash inflow from operating activities decreased by $37m, or 7%, from $513m in the six months ended 30 June 2015 to $476m in the six months ended 30 June 2016, reflecting a 7% drop in production from continuing operations and negative working capital movements, which included timing of gold shipments from Argentina, and movements in VAT receivables in South Africa.

AHE were $159m, or 39 cents per share, compared with $61m, or 15 cents, in the first half of 2015. Net profit attributable to equity shareholders during the first half of 2016 was $52m compared with a net loss from continuing operations of $23m a year earlier. During the six months ended 30 June 2016, AngloGold Ashanti settled foreign denominated debt resulting in a recycling of historic foreign exchange losses of $60m from the Foreign Currency Translation Reserve to the Income Statement. This was added back for headline earnings. In addition, the effective tax rate reduced from 113% to 46% as the tax charges decreased from $115m in the six months ended 30 June 2015 to $51m in the six months ended 30 June 2016. This was largely due to the currency impact on the translation of the deferred tax balance in South America.
Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) decreased by 12m, or 2% from $793m in the six month period ended 30 June 2015 to $781m in the six months ended 30 June 2016. The lower production year-on-year was largely offset by cost improvements over the same period. The ratio of net debt to adjusted EBITDA at the end of June 2016 was 1.44 times, compared with the 1.47 times recorded at the end March 2016, and 1.95 times at the end of June 2015, highlighting the success of
AngloGold Ashanti’s continued efforts to deleverage and sustain improvements in cash flow.
Net debt fell by 32% to $2.098bn, from $3.076bn at the end of June 2015, mainly as a result of the proceeds received on the sale of Cripple Creek & Victor (CC&V) for $819m which was concluded last year, as well as continued strong cost management, which saw improvements across most cost areas.

The balance sheet remains robust, with strong liquidity comprising $1.0bn available on the US dollar revolving credit facility (RCF) at the end of June 2016, A$190m undrawn on the A$500m Australian dollar RCF, approximately R3.2bn available from the South African
RCF and other facilities and cash and cash equivalents of $470m as at the end of June 2016.
This strong liquidity position allowed AngloGold Ashanti to draw down $330m from the US dollar RCF at the end of July to partially fund the redemption of the $503m outstanding in 8.5% bonds due in 2020. The remainder was funded by cash on hand. The redemption was executed on 1 August 2016 at a predetermined price of 106.375 cents on the dollar, thereby eliminating the company’s highest-
cost debt, and reducing both interest payments and the concentration of debt maturities in 2020, improving free cash flow and introducing additional balance-sheet flexibility by reducing the company’s hardened debt levels. This will reduce interest charges by
$40m on an annualised basis.
The South African operations reported a 3% drop in production year-on-year to 486,000oz, alongside a 13% improvement in
AISC which declined to $958/oz, from $1,098/oz in the same period last year. Mponeng delivered the standout performance in the region, with a 25% increase in production and a 28% decrease in AISC year-on-year. However, whilst the weaker rand benefitted costs, production continued to be hampered by increased safety-related stoppages which have become a feature of the country’s underground mining industry. The frequent and unpredictable nature of Section 54 stoppages and mass compliance audits by the
Department of Mineral Resources has created an element of risk to production levels from the region, given the resultant downtime and production ramp-up periods.
The International operations delivered production of 1.259Moz at an AISC of $873/oz, compared with 1.378Moz at an AISC of
$840/oz in the same period last year. These mines, all outside South Africa, accounted for 72% of AngloGold Ashanti’s total production, and benefited from weaker currencies in Argentina, Australia and Brazil. There were especially strong cost performances from Sunrise Dam and Cerro Vanguardia, which posted significant efficiency gains during the first half of 2016. As indicated at the beginning of the year, production was lower in accordance with the plans at Geita and Tropicana, whilst Kibali continued to face challenges encountered in mining and processing different ore types, and the first attempt during the first quarter to test the transition to a sulphide processing circuit.
3 July 2016 Interim report - www.AngloGoldAshanti.com

Capital expenditure (including equity accounted entities) was $318m for the six months ended 30 June 2016 compared to $426m
(including discontinued operations) in the same period last year. This reduction was partially due to favourable exchange rate movements, impediments in reaching investment targets caused by ongoing safety stoppages in South Africa, and the cessation of work on the underground decline access at Obuasi in Ghana. It is expected that capital expenditure will increase in the second half of the year in line with past trends.
Summary of six months-on-six months operating and cost variations:
Particulars
Six months ended
June 2016
Six months ended
June 2015
Variation
six months vs prior
year six months
Operating Review
Gold
Production from continuing operations (kozs)
1,745
1,878
-7%
Continuing Operations
Gold price received ($/oz)
1,222
1,204
1%
Total cash costs per unit ($/oz)
706
726
-3%
Corporate & marketing costs ($m) *
29
46
-37%
Exploration & evaluation costs ($m)
61
59
3%
All-in sustaining costs ($/oz) **
911
924
-1%
All-in costs ($/oz) **
982
1,010
-3%
Adjusted EBITDA ($m)
781
793
-2%
Continuing and discontinued operations
Cash inflow from operating activities ($m)
476
513
-7%
Free cash flow ($m)
108
31
248%
Capital expenditure ($m)
318
426
-25%
* Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
SAFETY UPDATE

The all injury frequency rate (AIFR), the broadest measure of workplace safety, was 8.03 per million hours worked in the first half, from 7.51 in the same period last year, a 7% regression mainly due to the South Africa region, while the International operations recorded AIFR at 2.19, a 31% improvement from 3.17 reported last year. Regrettably, there were three fatalities in this period, a fall of ground fatal in TauTona and two fatalities which occurred in seismic events at the Savuka section of TauTona, with the largest measuring 3.5 on the Richter scale.
In South Africa, work on the execution of the Safe Production Strategy which focuses on improving skills, behaviour and attitude, planning work and protecting workers from risk continues. As a result, Moab Khotsong managed to achieve one million fatality free shifts on 10 May 2016, Mponeng achieved one million fatality free shifts during the first quarter of the year, whilst Kopanang achieved one million fatality free shifts on 14 June 2016 as well as one-year fatality-free on 1 July 2016.
The safe management of mobile equipment remains a key focus area across the International operations, especially in the Continental
Africa region. Training programmes aimed at improving competence of equipment operators and supervisors are being implemented to reduce the risks associated with mobile equipment. High potential incident audits are conducted regularly to mitigate safety challenges across the group, which include fall of ground and heavy mobile equipment incidents.
OPERATING HIGHLIGHTS
The South African operations produced 486,000oz at a total cash cost of $809/oz for the six months ended 30 June 2016 compared to 500,000oz at a total cash cost of $894/oz in the same period last year. Safety stoppages resulted in approximately 44,085oz of lost production, given the downtime and resultant ramp-up period. Costs benefitted from the weaker exchange rate despite these lower production volumes, inflationary pressures on labour and power, and the court-ordered re-instatement of the 542 employees dismissed in 2013.
At West Wits, production was 214,000oz at a total cash cost of $786/oz for the six months ended 30 June 2016 compared to
207,000oz at a total cash cost of $910/oz in the same period last year. Production was affected by the fall-of-ground incident in
January at TauTona, and a seismic-related fatal accident at the Savuka section of the same mine in April. Both incidents led to prolonged stoppages, impacting negatively on production and development. Work is underway to revise the production plan to further improve access to working areas. This was more than offset by the strong production performance from Mponeng, which showed recovery from the safety- related production interruptions encountered in the six months ended 30 June 2015. Mponeng was one of the lowest cost producers for the South African region in the first half of 2016 at a total cash cost of $692/oz reflecting an improvement of 25% year-on-year.

Vaal River production was 173,000oz at a total cash cost of $843/oz for the six months ended June 2016, compared to 191,000oz at a total cash cost of $861/oz in the same period last year. Production was negatively impacted by safety-related stoppages, with Moab
Khotsong most affected.
4 July 2016 Interim report - www.AngloGoldAshanti.com

Production at Surface Operations was 93,000oz at a total cash cost of $797/oz for the six months ended 30 June 2016, compared to
97,000oz at a total cash cost of $925/oz in the same period last year. The most significant impact on production was a decline in yield from the reclamation of the lower grade Tailings Storage Facilities at the West Wits section. The Vaal River section saw improved grades from the success of the screening initiative to upgrade the Kopanang marginal ore dumps. Production at Mine
Waste Solutions improved as a result of an improved reclamation strategy and from the commissioning of the East Pump Station in the third quarter of 2015. The flotation plant was recommissioned in June and it is expected that the Uranium plant will be fully operational during the third quarter of this year, which is expected to result in improved gold and uranium recovery.
In the Continental Africa region, production was 620,000oz at a total cash cost of $690/oz for the six months ended 30 June 2016 compared to 719,000oz at a total cash cost of $675/oz in the same period last year. Costs were impacted by overall low production volumes, despite strong ongoing cost control. Production was affected by the planned lower production from Geita, a disappointing performance from Kibali, and the cessation of tailings retreatment at Obuasi.
In the Democratic Republic of the Congo, Kibali’s production was 114,000oz at a total cash cost of $802/oz for the six months ended 30 June 2016 compared to 148,000oz at a total cash cost of $588/oz in the same period last year. The lower production was due to lower throughput, recovery and grade while the operation manages the complexity of several different surface and underground ore types. Ahead of commissioning of the shaft in the second half of 2017 and an increase in the proportion of sulphide ore, a plant trial was undertaken on 100% sulphide. The trial highlighted a number of areas where improvements will be needed including fine grinding and sulphide concentrate leaching. To provide improved flexibility two high -grade satellite pits are being developed in the current year and in 2017. Development of the underground mine is progressing on schedule with shaft equipping completed, and off- shaft development and integration with the decline system in progress.
In Ghana, Iduapriem’s production increased 13% to 99,000oz at a total cash cost of $931/oz for the six months ended 30 June 2016, compared to 88,000oz at a total cash cost of $1,037/oz in the same period last year. The production improvement was driven by a 6%
higher recovered grade as well as a 6% increase in tonnage treated as a result of improved plant utilisation compared to the same period last year when throughput was impacted by an extensive plant shutdown. Total cash costs consequently decreased mainly a s a result of higher production together with the once-off benefit of a reversal of contractor mining costs for the settlement of historical claims with the previous mining contractor.
At Obuasi, the first half of 2016 has been dominated by the incursion of illegal miners onto the operating area. Despite extensive engagements with the authorities at all levels to re-establish law and order, illegal miners continue to occupy the lease area. The mine has been placed on care and maintenance, with only essential dewatering, ventilation and water treatment activities being underta ken. Meanwhile, future options for recommencing operations continue to be evaluated.
At Siguiri in Guinea, production was 126,000oz at a total cash cost of $706/oz for the six months ended 30 June 2016 compared to 132,000oz at a total cash cost of $837/oz in the same period last year. Production was lower due to a planned 7% decrease in recovered grade, partly compensated by a 2% increase in tonnage throughput given the increased plant availability. Total cash costs were lower as a result of weaker currency exchange rates, lower fuel prices, a once-off benefit of a reversal of the contractor mining costs for the settlement of historical claims with the previous mining contractor, and favourable ore stockpile movements.
In Mali, Morila’s production was 13,000oz at a total cash cost of $965/oz for the six months ended 30 June 2016 compared to
35,000oz at a total cash cost of $569/oz in the same period last year. Production decreased as the operation transitions to end -of-
life, treating marginal and tailings grade.
At Sadiola, production was 36,000oz at a total cash cost of $826/oz for the six months ended 30 June 2016 compared to 36,000oz at a total cash cost of $840/oz in the same period last year. Production was maintained, while total cash cost decreased due to lower fuel prices and good cost management.
In Tanzania, Geita produced 229,000oz at a total cash cost of $496/oz for the six months ended 30 June 2016 compared to
250,000oz at a total cash cost of $487/oz in the same period last year. Production decreased as a result of a planned 11%
reduction in recovered grade from mining lower grade ore in the Nyankanga pit compared to the same period last year. This was partly compensated for by a 3% increase in plant throughput as a result of consistent plant operations. The focus for Geita over the next few quarters will be toward improving mining efficiencies in the new underground development and step-up productivity to planned levels.
In the Americas, production was 388,000oz at a total cash cost of $549/oz for the six months ended 30 June 2016 compared to 377,000oz at a total cash cost of $632/oz in the same period last year. The AISC at $816/oz compared to $849/oz this period last year, were due to good cost controls, weaker exchange rates, and higher by-product sales in Argentina, partially tempered by high inflation, particularly in Brazil.
In Argentina, Cerro Vanguardia produced 136,000oz at a total cash cost of $543/oz for the six months ended 30 June 2016 compared to 135,000oz at a total cash cost of $641/oz in the same period last year. Total cash costs were 15% lower than in the same period last year, helped by the local currency devaluation and a 35% increase in by-product sales of silver. These were partially offset by inflationary pressures which included initial salary increases following a wage settlement reached in February. It is expected that a second round of negotiations will take place early in the second half of the year. Unfavourable stockpile movements resulted from lower tonnes mined during a short, unprocedural strike in January. Free cash flow for the six months ended 30 June 2016 was negatively impacted due to a delay in the receipt of cash from gold and silver sales of $28m.
In Brazil, production was 252,000oz at a total cash cost of $545/oz for the six months ended 30 June 2016 compared to 242,000oz a total cash cost of $627/oz in the same period last year. AISC were $857/oz compared to $816/oz for same period last year. The lower costs reflect higher capital expenditure partially offset by higher gold sold, lower operating expenditure and favourable exchange rates in the current period.
At AngloGold Ashanti Mineração, production was 188,000oz at a total cash cost of $531/oz for the six months ended 30 June 2016 compared to 181,000oz at a total cash cost of $598/oz in the same period last year. Production increased due to higher tonnage at both the Cuiabá and Córrego do Sítio complexes together with higher grades from the latter. The improvement was due to increased developed reserves at the beginning of the year at Cuiabá, in addition to better operational performance at both the mine and plant in the Córrego do Sítio complex. Production at the Cuiabá complex was slightly affected, where access to higher grade areas -
5 July 2016 Interim report - www.AngloGoldAshanti.com

some as high as 20g/t - was delayed due to geotechnical issues. However, changes in the mining plan have already been made and it is expected that production will improve in the second half of the year. Total cash costs were 11% lower compared to same period last year mainly due to higher production, continued cost saving initiatives and the weaker currency, partially offset by higher inflation.
At Serra Grande production was 64,000oz at a total cash cost at $584/oz for the six months ended 30 June 2016 compared to
61,000oz at a total cash cost of $714/oz in the same period last year. Production increased as a result of higher recovered grade and
tonnage treated, reflecting operational improvements in the plant. Total cash costs were 18% lower due to higher gold produced, cost saving initiatives from labour
and primary development credits
, and local currency devaluation, partially impacted by higher inflationary impacts including power costs. Drilling ahead of our retreat mining development has revealed areas in the Minas III ore body where mineralised material extends significantly further than anticipated. This will result in a longer-than-anticipated development period, compensated for with additional ounces in the production profile. We are working on improving this outcome in future by looki ng at augmenting existing exploration budgets.

In Australia, production was 251,000oz at a total cash cost of $806/oz for the six months ended 30 June 2016 compared to
282,000oz at a total cash cost of $703/oz in the same period last year. Production was down despite better mill throughput due to lower grades at both operations. A plant optimisation and upgrade project at Tropicana to lift throughput to 7.5 Mtpa is expected to be completed by the end of September.
Production at Sunrise Dam was 113,000oz at a total cash cost of $858/oz for the six months ended 30 June 2016 compared to 115,000oz at a total cash cost of $958/oz in the same period last year. Production was impacted by lower grades and marginally lower metallurgical recovery, despite a 6% increase in mill throughput. Total cash costs decreased with the impact of lower grades more than offset by favourable ore stockpile movements together with good cost controls. The efficiencies were derived from reduced mining, processing and maintenance costs and reduced underground mining costs, whereby the cost per tonne mined was
11% lower than in the same period last year when there was a higher ore stock drawdown. Ore production at Sunrise Dam has now increased to an annualised rate of 2.8 Mt, almost doubling underground volumes since 2012, and continuing to displace mill-feed from low-grade stockpiles with higher-grade underground material.
At Tropicana, production was 137,000oz at a total cash cost of $704/oz for the six months ended 30 June 2016, compared to
167,000oz at a total cash cost of $476/oz in the same period last year. Production was lower due to the planned end to grade streaming in December 2015, which meant the head grade was 27% lower in the first half of 2016 compared to the corresponding period in 2015. Total cash costs increased compared to the same period last year, primarily due to lower production and inventory movement, with 19% more ore mined. The plant optimisation project remains on schedule for completion in September and the plant achieved a record throughput rate of 7.28 Mtpa in May and June. The Long Island Study, which has been considering innovative, low cost approaches to mining the depth extensions of the Tropicana mineralised system, has advanced, supported by extensive drilling. An updated Ore Reserve and Mineral Resource estimate is expected at the end of the year and the study is expected to be completed in the first half of 2017.
PERSONNEL
A number of key personnel changes have been made across our operations. These changes highlight the strength and depth of our internal talent pool, an area on which we have spent considerable time, expertise and resources over the past several years. These changes are also consistent with our commitment to timeous succession planning in all roles across the business.

Ludwig Eybers, who has been with the company for five years, and has led the remarkable turnaround of our Continental Africa portfolio since 2013, has been appointed Deputy Chief Operating Officer: International. Ludwig, who has had extensive experience working across a number of international jurisdictions over a 20-year career, has overseen an increase in productivity for the
Continental Africa region, along with an improvement in safety. He will work closely with Ron Largent on budgeting and business planning, as well as on the execution of Operational Excellence initiatives.

Ludwig replaces Helcio Guerra, who has decided, for personal reasons, to take early retirement at the end of December, after a distinguished mining career of almost four decades, the past eight years of which were spent with AngloGold Ashanti. Helcio was most recently the Deputy COO: International following his position as Senior Vice President: Americas. Helcio has been a key member of our operational management team and contributed to the transformation of the International Portfolio over the past three years in particular. He has mentored a world-class team in Argentina and Brazil, and leaves behind a suite of assets with an exciting range of future options for AngloGold Ashanti. We wish him all the best in his well-deserved retirement.

Sicelo Ntuli, who has for the past three years led the turnaround of the Iduapriem mine in Ghana, where costs have decreased, will replace Ludwig as Senior Vice President: Continental Africa. Sicelo, a mining engineer, has extensive operating experience across the group’s open pit and deep underground assets, as well as in business planning and strategy roles over his career for more than
20 years spent with AngloGold Ashanti. He will work closely with Ludwig as he transitions into his new role. (Sicelo will be replaced at Iduapriem by Jasper Musadaidzwa, currently the operations manager at Siguiri Mine).

Lowe Billingsley, Vice President of Planning and Strategy, in the International business unit, will assume the role of Senior Vice
President: Americas. In his most recent post he had oversight of strategy implementation and long-range planning for the Americas portfolio. Lowe is a trained geologist who has also held several important posts during his 26 years with the company, including
General Manager of the Cripple Creek & Victor Mine during its successful mine-life extension project. He will work closely with Helcio as he transitions into his new role.

Moses Madondo, general manager of the Moab Khotsong mine, will assume a broader suite of responsibilities as he assumes his new role of Senior Vice President of the Vaal River Region in South Africa. Moses, a mining engineer who has extensive experience spanning strategy, planning and operations, will continue to work closely with Chris Sheppard, COO: South Africa, and his executive management team in South Africa, as they continue their work to safely improve productivity in the region.
UPDATE ON CAPITAL PROJECTS
At Mponeng, in Phase 1: 126 level, the implementation of the secondary support strategy continued to produce positive results during the second quarter. The ore handling infrastructure at 126 level, which includes the sinking of reef and waste silos, remains ahead of schedule. This project is scheduled for completion in July 2018.
6 July 2016 Interim report - www.AngloGoldAshanti.com

In Phase 2, critical execution activities continued, including the construction of the surface substation which was completed during the second quarter, which is now awaiting commissioning from Eskom, along with the continuation of equipping the ice pipe and other associated activities. The balance of Phase 2 is scheduled to commence in January 2018 and a pre-feasibility is being conducted on the Carbon Leader ore body extension.
At Kibali, remedial work on the Ambarau hydro power station was completed, following the river flood event in November 2015.
Construction is back on track, and commissioning is scheduled for the end of 2016. Early works have commenced on the third hydro-
power station at Azambi.

At Siguiri, AngloGold Ashanti plans to invest about $115m over a little over two years to add a hard-rock plant to the current processing infrastructure, providing the ability to develop the significant sulphide-ore potential that exists on the current concession.
during the first half of the year the company reached an agreement with the Government of Guinea on the Convention de Base, a legal and fiscal framework covering the life of the project. The accord will now progress through the mandatory legal and parliamentary ratification processes.

At Sadiola, AngloGold Ashanti and joint-venture partner IAMGOLD Corporation are completing a final optimisation of the Sadiola
Sulphides Project, ahead of an investment decision later this year. The project, to add sulphide-ore processing capability to the plant, was suspended in 2013 after the precipitous decline in the gold price that year. Whilst the technical and financial aspects of the optimised project look promising, it is important that the Government of Mali – itself an owner of a 18% stake in the mine – provide assurances around the renewal of the construction and operating permits, power agreement and fiscal terms relating to the project, as previously negotiated, before an investment commitment can be made. The early timing of these assurances and renewals from the Government are especially important in order for the upgraded plant to be fully operational before all existing sources of oxide ore are depleted. The project aims to significantly extend the life of the project, with increased production and lower operating costs from the current levels.
Colombia remains an area of long-term focus for us, particularly given its attractive and under-explored geological potential, AngloGold
Ashanti’s first-mover advantage in the country and its significant exploration success to date. Whilst bearing in mind that we remain in an environment in which financial resources are constrained, we have committed to completing the update of the pre-feasibility studies for the Gramalote and La Colosa projects by the end of next year. We anticipate that the successful completion of these studies will enable the declaration of reserves to take place.
Technology and Innovation update
1. Reef Boring
1.1 Small range:
Commisioning of the Sandvik/Cubex machine commenced at Savuka Mine earlier in the quarter with operational readiness having been the key focus during this period. Training of operators will continue during the third quarter with the first cycle of operational test results expected soon thereafter.
1.2 Medium Range:
With a blue print cycle time of 72 hours/hole, the 3 MK III machines in the Carbon Leader site at TauTona mine have drilled a total of
16 holes during the quarter. Overall performace for the quarter has improved to just over 82 hours/hole as opposed to the previous quarters performance of 96 hours/hole. As is the case with the MK IV machine, machine availability/reliability is an issue, but is receiving attention. As planned, an additional MK III machine was successfully commissioned in the VCR site during the quarter.

The MK IV machine has for the second consecutive quarter performed at just above the 92 hour/hole mark. Key issues affecting the performance remain rock handling and more importantly machine availability where dedicated resources have been deployed to assist in resolving these issues.

All sites were affected by mine wide safety stoppages as well as a geotechnical incidence resulting in the total number of holes completed being lower than planned for the quarter.
2. Ore body Knowledge and Exploration
The first prototype drill rig was delivered to TauTona mine during the quarter and after a number of surface commisioning challenges were resolved, was moved into position at the drill site late in the second quarter. Underground commissioning will commence early in the third quarter, upon which our first prototype machine tests will commence focussing on deflection optimisation trials.
3. Ultra High Strength Backfill (UHSB)
Construction of the surface solution plant at TauTona mine is still ongoing and on schedule.

Site development for the permanent UHSB plant at Savuka mine has been delayed due to safety stoppages. However, in the interim period, the temporary plant has been used to fill all the drilled holes allowing testing of the small range reef boring machine to continue.

Designs for the TauTona Below 120 (B120) plant has been finalised. The tendering process will commence in quarter three and construction is planned to commence in the fourth quarter.
GREENFIELDS
During the first half of the year, Greenfields exploration activities were undertaken in Australia, Colombia, Brazil, Argentina,
USA, Guinea and Tanzania. The Greenfields exploration team completed 1,219m of diamond drilling in Colombia and 14,016m of aircore drilling in Australia. Total expenditure for the six months ended 30 June 2016 was $10m.
7 July 2016 Interim report - www.AngloGoldAshanti.com

In Australia, at the Tropicana Mine there was a formal hand-over to the mine-based team of the accountability for all tenements within
60kms of the mine. Further to the south in the Tropicana joint-venture on the Oak Dam tenement, the Greenfields team continued
to work with the traditional owners to determine where access for exploration would be allowed. In the Laverton District, aircore drilling was completed over priority targets with 91 holes drilled for a total of 5,742m. At the Strawbridge Project (100% AngloGold
Ashanti) the field work comprised geological mapping, surface soil geochemical sampling and first pass aircore drilling. A total of
778 soil samples and 197 aircore holes for 8,274m were completed over priority target areas.
In Colombia, drilling was completed at the Guintar project (100% AngloGold Ashanti) situated 40km west of Medellin. Three holes for 1,219m were completed in the first half of the year. Final compilation and review recommended that no further work is required.
Work has now shifted to the Margaritas project area 2kms to the south where mapping, rock and soil geochemistry has been completed. Reconnaissance work was conducted in other locations within Antioquia province in the mid-Cauca belt.
Generative exploration occurred in Brazil, Argentina, USA, Guinea and Tanzania. In a significant development, the Greenfields exploration team signed a new farm-in and joint-venture agreement with Luna Gold to explore approximately 2,000km
2
tenement
package located in the Maranhão state of Brazil. In Tanzania the Meia license applications (850 km
2
) in the Lake Victoria
Greenstone Belt of Tanzania are pending and should be granted in the third quarter. The first phase of exploration was completed at the Niandan license in Guinea (100km
2
, 90km from Siguiri) and 491 surface samples were collected. Early stage work is progressing in Argentina and the USA.
BROWNFIELDS
During the first half of the year, Brownfields exploration activities were undertaken across the globe. Brownfields exploration, including equity accounted joint-ventures, completed 285,877m of diamond drilling at a total expenditure for the six months ended
30 June 2016 of which $27m was capitalised and $33m was expensed.
South Africa: The mother hole of borehole UD59 successfully intersected a 1.82m thick VCR reef at 3,888m below surface on
11 April. Borehole UD60 reached 3,345m (284m drilled during the half) and continued to experience in-hole complications.
Borehole UD58A completed piloting to a depth of 3,027m. The final establishment of the ultra-deep derrick has been completed and drilling commenced.
Tanzania: At Geita, drilling activities included infill drilling at Nyankanga Cut 9 (Block 5 UG), Nyankanga Cut 8, Star & Comet Cut
3, Geita Hill East Cut 2, and Mineral Resource delineation drilling at Star & Comet UG and Geita Hill East UG. A total of 10,372m was drilled, comprising 4,392m reverse circulation (RC) and 5,980m diamond drilling (DD).
Guinea: At Siguri, a total of 29,415m was drilled. Exploration drilling included infill and reconnaissance drilling at Bidini North,
Bidini South, Soloni, Kalamagna PB2, Seguelen PB2, Seguelen satellite pit, Silakoro, Kami ‘starter pit’, Balato NE and sterilisation drilling at Boukaria. Additionally, exploration supported the drilling of 12,893m allocated to Advance Grade Control within the Kami starter pit.
Ghana: At Iduapriem, on the Bankyem/Block 1E target, the remaining trenches from 2015 exploration were sampled early in the first quarter. A total of 1,597m drilling was completed over the target, comprising 421m RC and 1,176m DD. At Block 4S, 2,456m drilling was completed, including 501m RC and 1,955m DD, with some encouraging assay results returned. Within the southern area at Block
7&8, a total of 796m were drilled during the quarter with some encouraging results. The programme is ongoing.
Democratic Republic of the Congo: At Kibali, exploration focused on Kombokolo, the Agbarabo-Rhino-Pakaka corridor, Tete
Bakangwe, Sessenge SW and the KCD super pit. The forecast production shortfall has resulted in an emphasis on projects with potential to deliver oxide ounces to the plant in the relatively short term. Regional targets explored include Aindi Watsa,
Memekazi Ridge and Zambula. A total of 7,953m was drilled near mine and 3,519m was drilled on regional targets.
Republic of Mali – At Sadiola and Yatela, RC drilling totaling 11,716m was completed during the first half of the year. Drilling focused on Sadiola North/FN (4,624m), FE2S (5,454m) and FE1W (1,638m).
In Argentina, drilling commenced at Cerro Vanguardia during Q2 after a delayed start with most of the drilling meters completed at the nearby Claudia joint-venture. During the second quarter 4,174m were drilled in total, including 3,618m at the Claudia joint-venture.
In Brazil, exploration continued at the Cuiabá, Lamego and Córrego di Sítio production centers for AGABM with 61,221m drilled during the quarter from the combined surface and underground drilling programmes.
At Serra Grande, 36,295m were drilled as part of the exploration and Mineral Resource conversion programmes. Surface exploration continued as preparation to establish drilling targets.
In Colombia, the Gramalote joint-venture completed 1,279m of drilling to support site and infrastructure investigations as well as infill drilling to better define the saprolite horizon. At La Colosa, 1,453m were drilled as the site investigation geotechnical drilling continued.
The Quebradona JV programme did not complete drilling during the half year and was focused on study work.
In Australia, at Sunrise Dam drilling targeted Vogue South, Vogue Deeps, north extensions to Cosmo and Cosmo East, Carey Shear,
Below Carey high grade zone and Ulu Steeps for a total of 28,758m.
At Tropicana, a 100m x 100m exploration drilling programme continues to test the along-strike and down dip extensions of the
Tropicana gold system to provide data for the Long Island Mining Study. Infill drilling was also carried out on the Havana South high grade zone identified during the June quarter. A total of 16,670m of RC and 34,695m of DD drilling was completed in the first half of
2016. A Mineral Resource model update is in progress.
A new regional exploration group was set-up based at Tropicana to manage the TJV exploration tenements (excluding the mine lease). In the first half of the year, regional exploration consisted of drilling and a ground-based geophysical survey. Aircore, RC and
DD totalled 13,360m.
The regional dataset review and a large amount of regional structural re-interpretation work to aid targeting has been completed with a number of areas identified as being potentially prospective. A large number of these will be systematically targeted.
8 July 2016 Interim report - www.AngloGoldAshanti.com

For more details on both Brownfields and Greenfields exploration programmes conducted during six months ended 30 June 2016 please see the Exploration Update document on the company website: www.anglogoldashanti.com.
OBUASI UPDATE
In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold
Ashanti Ghana was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions. Until then, work had been underway to investigate the viability of investing in the redevelopment of the mine as a modern, productive and long-life mining operation.

Since then, the remaining employees have been performing critical services related to the operation of underground water pumping, environmental and potable water treatment, provision of medical services, and maintenance of facilities that provide power and water to employees’ homes and surrounding communities.

In its declaration of force majeure, AngloGold Ashanti Ghana explained that the current situation is precluding it from fulfilling certain conditions of its Amended Programme of Mining Operations, which was agreed with the government in November 2014. In particular, the presence of illegal miners on the mine’s operational footprint, in its underground tunnels and in areas which host key infrastructure at the mine is impacting directly on the company’s ability to continue to perform even the most essential services.

Given inaction by the authorities with respect to bringing an end to the invasion and illegal occupation of the site, illegal mining has continued to grow since the initial invasion and the miners are now estimated to number several thousand who work on the site on any given day. Whilst there has been no impact on AngloGold Ashanti’s production and all-in sustaining costs as the site was not forecast to be in production for at least this year, the damage to the site infrastructure and ore body will have a direct impact on the mine’s future viability.

AngloGold Ashanti Ghana filed a Request for Arbitration against the Government of Ghana with the International Centre for Settlement of Investment Disputes (ICSID) on 8 April 2016. The case was registered on 2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities’ in Ghana, including the Attorney General, have been duly notified of the commencement of proceedings.
On 3 June 2016, the company also asked ICSID to make an urgent order compelling the Government of Ghana to use its authority to, among other things, reinstate military security and restore law and order to the Obuasi Mine for the protection of AngloGold Ashanti
Ghana’s personnel and the preservation of AngloGold Ashanti Ghana’s assets.
Discussions are ongoing with Ghanaian authorities in respect of their request to our local subsidiary, made after the end of the second quarter, to post an additional bond of $150m by 31 August 2016 in respect of its environmental obligations at Obuasi Mine. The present value of these obligations has already been provided for in the financial statements.
MINERAL RESERVES AND RESOURCES STATEMENT

There have been no material changes to the Mineral Resource and Ore Reserve estimates as disclosed in the 2015 Ore Reserve and Mineral Resource report.
OUTLOOK
The production guidance provided to the market for the 2016 full year remains unchanged. Gold production for the year is estimated to be between 3.6Moz to 3.8Moz. Estimated total cash costs are expected to remain between $680/oz and $720/oz whilst AISC are expected to remain between $900/oz and $960/oz at average exchange rates of ZAR14.97/$, BRL3.51/$, $0.74/A$ and AP15.10/$, and Brent Crude Oil at $42/bl average for the year. Capital expenditure for the full year is still expected to be between $790m and
$850m.

Both production and cost estimates assume neither labour interruptions, power disruptions or changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results. Outlook data is forward-looking information which is further discussed on the front cover of this document.
9 July 2016 Interim report - www.AngloGoldAshanti.com

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita
EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com
Independent auditor’s review report on the Condensed Consolidated Financial Statements for the six months ended
30 June 2016 to the Shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying interim report on pages 11 to 24, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2016, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting
Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial
Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the six months ended 30 June 2016 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the
IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting
Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South
Africa.
Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton

Johannesburg, South Africa
12 August 2016
10 July 2016 Interim report - www.AngloGoldAshanti.com

Group
income statement
Six months
Six months
Year
ended
ended
ended
June
June
December
2016
2015
2015
US Dollar million
Notes
Reviewed Reviewed Audited
Revenue
2
2,041
2,127 4,174
Gold income
2
1,960
2,046 4,015
Cost of sales 3
(1,501)
(1,652) (3,294)
Loss on non-hedge derivatives and other
commodity contracts
(30)
(3) (7)
Gross profit
429
391 714
Corporate administration, marketing and other
expenses
(29)
(46) (78)
Exploration and evaluation costs
(61)
(59) (132)
Other operating expenses
4
(46)
(43) (96)
Special items
5
(6)
4 (71)
Operating profit
287
247 337
Interest received
2
11
14 28
Exchange loss
(83)
(21) (17)
Finance costs and unwinding of obligations
6
(97)
(131) (245)
Fair value adjustment on $1.25bn bonds
(25)
(66) 66
Share of associates and joint ventures' profit
7
19
59 88
Profit before taxation
112
102 257
Taxation
8
(51)
(115) (211)
Profit (loss) after taxation from continuing operations
61
(13) 46
Discontinued operations
Loss from discontinued operations
-
(120) (116)
Profit (loss) for the period
61
(133) (70)
Allocated as follows:
Equity shareholders
- Continuing operations
52
(23) 31
- Discontinued operations
-
(120) (116)
Non-controlling interests
- Continuing operations
9
10 15
61
(133) (70)
Basic earnings (loss) per ordinary share (cents)
(1)
Earnings (loss) per ordinary share from continuing operations
13
(6) 8
Earnings (loss) per ordinary share from discontinued operations
-
(29) (28)
Basic earnings (loss) per ordinary share (cents)
13
(35) (20)
Diluted earnings (loss) per ordinary share (cents)
(2)
Earnings (loss) per ordinary share from continuing operations
13
(6) 8
Earnings (loss) per ordinary share from discontinued operations
-
(29) (28)
Diluted earnings (loss) per ordinary share (cents)
13
(35) (20)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the six months ended 30 June 2016 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This
process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan
Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the six months ended 30 June
2016 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

July 2016 Interim report - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Six months
Six months
Year
ended
ended
ended
June
June
December
2016
2015
2015
US Dollar million
Reviewed Reviewed Audited
Profit (loss) for the period
61
(133) (70)
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
122
(90) (371)
Share of associates and joint ventures' other
comprehensive income
-
- 1
Net gain (loss) on available-for-sale financial assets
27
(7) (14)
Release on impairment of available-for-sale
financial assets
-
5 9
Release on disposal of available-for-sale
financial assets
(1)
(2) (3)
Deferred taxation thereon
(6)
1 1
20
(3) (7)
Items that will not be reclassified
subsequently to profit or loss:
Actuarial (loss) gain recognised
(5)
5 17
Deferred taxation thereon
1
(1) (3)
(4)
4 14
Other comprehensive income (loss) for the
period, net of tax
138
(89) (363)
Total comprehensive income (loss) for the
period, net of tax
199
(222) (433)
Allocated as follows:
Equity shareholders
- Continuing operations
190
(112) (332)
- Discontinued operations
-
(120) (116)
Non-controlling interests
- Continuing operations
9
10 15
199
(222) (433)
Rounding of figures may result in computational discrepancies.
12 July 2016 Interim report - www.AngloGoldAshanti.com

Group
statement of financial position
As at
As at
As at
June
June
December
2016
2015
2015
US Dollar million
Notes
Reviewed Reviewed Audited
ASSETS
Non-current assets
Tangible assets
4,072
4,453 4,058
Intangible assets
151
188 161
Investments in associates and joint ventures
1,489
1,464 1,465
Other investments
128
120 91
Inventories
94
103 90
Trade and other receivables
22
19 13
Derivatives
1
- -
Deferred taxation
21
5 1
Cash restricted for use
34
35 37
Other non-current assets
15
30 18
6,027
6,417 5,934
Current assets
Other investments
3
2 1
Inventories
671
721 646
Trade, other receivables and other assets
240
207 196
Cash restricted for use
22
22 23
Cash and cash equivalents
470
459 484
1,406
1,411 1,350
Non-current assets held for sale
-
989 -
1,406
2,400 1,350
TOTAL ASSETS
7,433
8,817 7,284
EQUITY AND LIABILITIES
Share capital and premium 11
7,103
7,058 7,066
Accumulated losses and other reserves
(4,473)
(4,430) (4,636)
Shareholders' equity
2,630
2,628 2,430
Non-controlling interests
40
33 37
Total equity
2,670
2,661 2,467
Non-current liabilities
Borrowings
2,046
3,651 2,637
Environmental rehabilitation and other provisions
923
931 847
Provision for pension and post-retirement benefits
112
140 107
Trade, other payables and deferred income
6
6 5
Deferred taxation
494
556 514
3,581
5,284 4,110
Current liabilities
Borrowings
608
79 100
Trade, other payables, provisions and deferred income
508
536 516
Taxation
66
58 91
1,182
673 707
Non-current liabilities held for sale
-
199 -
1,182
872 707
Total liabilities
4,763
6,156 4,817
TOTAL EQUITY AND LIABILITIES
7,433
8,817 7,284
Rounding of figures may result in computational discrepancies.

July 2016 Interim report - www.AngloGoldAshanti.com

Group
statement of cash flows
Six months
Six months
Year
ended
ended
ended
June
June
December
2016
2015
2015
US Dollar million
Reviewed Reviewed Audited
Cash flows from operating activities
Receipts from customers
2,003
2,114 4,154
Payments to suppliers and employees
(1,405)
(1,500) (2,904)
Cash generated from operations
598
614 1,250
Dividends received from joint ventures
5
29 57
Taxation refund
3
- 21
Taxation paid
(130)
(111) (184)
Net cash inflow from operating activities from continuing operations
476
532 1,144
Net cash outflow from operating activities from discontinued operations
-
(19) (5)
Net cash inflow from operating activities
476
513 1,139
Cash flows from investing activities
Capital expenditure
(277)
(313) (664)
Expenditure on intangible assets
(2)
- (3)
Proceeds from disposal of tangible assets
2
3 6
Other investments acquired
(41)
(55) (86)
Proceeds from disposal of other investments
33
48 81
Investments in associates and joint ventures
(3)
(6) (11)
Proceeds from disposal of associates and joint ventures
-
- 1
Loans advanced to associates and joint ventures
(3)
(3) (5)
Loans repaid by associates and joint ventures
-
- 2
Proceeds from disposal of subsidiaries and investments
- - 819
Costs on disposal of subsidiaries
-
- (7)
Cash in subsidiary disposed and transfers to held for sale
-
(2) (2)
Decrease (increase) in cash restricted for use
5
(8) (17)
Interest received
9
13 25
Net cash (outflow) inflow from investing activities from continuing operations
(277)
(323) 139
Net cash outflow from investing activities from discontinued operations
-
(49) (59)
Net cash (outflow) inflow from investing activities
(277)
(372) 80
Cash flows from financing activities
Proceeds from borrowings
201
190 421
Repayment of borrowings
(329)
(212) (1,288)
Finance costs paid
(84)
(119) (251)
Bond settlement premium, RCF and bond transaction costs
-
- (61)
Dividends paid
(6)
(4) (5)
Net cash outflow from financing activities from continuing operations
(218)
(145) (1,184)
Net cash outflow from financing activities from discontinued operations
-
(1) (2)
Net cash outflow from financing activities
(218)
(146) (1,186)
Net (decrease) increase in cash and cash equivalents
(19)
(5) 33
Translation
5
(4) (17)
Cash and cash equivalents at beginning of period
484
468 468
Cash and cash equivalents at end of period
470
459 484
Cash generated from operations
Profit before taxation
112
102 257
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
30
3 7
Amortisation of tangible assets
349
350 737
Finance costs and unwinding of obligations
97
131 245
Environmental, rehabilitation and other expenditure
2
(16) (56)
Special items
5
(14) 60
Amortisation of intangible assets
14
21 40
Fair value adjustment on $1.25bn bonds
25
66 (66)
Interest received
(11)
(14) (28)
Share of associates and joint ventures' profit
(19)
(59) (88)
Other non-cash movements
97
16 53
Movements in working capital
(103)
28 89
598
614 1,250
Movements in working capital
(Increase) decrease in inventories
(33)
35 99
(Increase) decrease in trade and other receivables
(50)
72 108
Decrease in trade, other payables and deferred income
(20)
(79) (118)
(103)
28 89
Rounding of figures may result in computational discrepancies.

July 2016 Interim report - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2014
7,041 132 (3,109) (1) 17 (40) (1,195) 2,845 26 2,871
Loss for the period (143) (143) 10 (133)
Other comprehensive (loss) income (3) 4 (90) (89) (89)
Total comprehensive (loss) income
- - (143) - (3) 4 (90) (232) 10 (222)
Shares issued 17 17 17
Share-based payment for share awards
net of exercised
(2) (2) (2)
Dividends of subsidiaries - (3) (3)
Translation
(5) 4
(1) 2 - -
Balance at 30 June 2015
7,058 125 (3,248) (1) 13 (34) (1,285) 2,628 33 2,661
Balance at 31 December 2015
7,066
117
(3,174)
(1)
7
(19)
(1,566)
2,430
37
2,467
Profit for the period
52
52
9
61
Other comprehensive income (loss)
(1)
20
(4)
122
138
138
Total comprehensive income (loss)
-
-
52
-
20
(4)
122
190
9
199
Shares issued
37
37
37
Share-based payment for share awards
net of exercised
(27)
(27)
(27)
Dividends of subsidiaries
-
(6)
(6)
Translation
3
(3)
1
(1)
-
-
-
Balance at 30 June 2016
7,103
93
(3,125)
(1)
28
(24)
(1,444)
2,630
40
2,670
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
(1)
Foreign currency translation reserve includes an exchange difference of $60 million reclassified on the repayment of a loan which was designated as part of the investment in subsidiary .

July 2016 Interim report - www.AngloGoldAshanti.com

Segmental
reporting
Year ended
June
June
December
2016
2015
2015
Reviewed
Reviewed
Audited
Gold income
South Africa
581
586 1,132
Continental Africa
792
920 1,724
Australasia
309
345 666
Americas
477
459 967
2,159
2,310 4,489
Equity-accounted investments included above
(199)
(264) (474)
Continuing operations
1,960
2,046 4,015
Discontinued operations
-
113 137
1,960
2,159 4,152
Year ended
June
June
December
2016
2015
2015
Reviewed
Reviewed
Audited
Gross profit
South Africa
70
27 42
Continental Africa
178
239 377
Australasia
56
83 142
Americas
136
118 247
Corporate and other
1
2 2
441
469 810
Equity-accounted investments included above
(12)
(78) (96)
Continuing operations
429
391 714
Discontinued operations
-
16 19
429
407 733
Year ended
June
June
December
2016
2015
2015
Reviewed
Reviewed
Audited
Capital expenditure
South Africa
75
96 206
Continental Africa
112
143 315
Australasia
39
42 78
Americas
90
96 196
Corporate and other
2
1 4
Continuing operations
318
378 799
Discontinued operations
-
48 58
318
426 857
Equity-accounted investments included above
(38)
(64) (131)
280
362 726
Year ended
June
June
December
2016
2015
2015
Gold production
South Africa
486
500 1,004
Continental Africa
620
719 1,435
Australasia
251
282 560
Americas
388
377 831
Continuing operations
1,745
1,878 3,830
Discontinued operations
-
98 117
1,745
1,976 3,947
As at
As at
As at
June
June
December
2016
2015
2015
Reviewed
Reviewed
Audited
Total assets
South Africa
1,733
2,031 1,629
Continental Africa
3,144
3,188 3,121
Australasia
858
842 837
Americas
1,301
2,335 1,341
Corporate and other
397
421 356
7,433
8,817 7,284
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker
(CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Six months ended
Six months ended
US Dollar million
Six months ended
US Dollar million
oz (000)
US Dollar million
Six months ended
US Dollar million

July 2016 Interim report - www.AngloGoldAshanti.com

Notes
for the six months ended 30 June 2016

1.
Basis of preparation

The financial statements in this interim report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2015 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2016.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as
issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting
Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2016. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2015.

Based on materiality, certain comparatives have been aggregated.

2. Revenue
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
Gold income
1,960
2,046 4,015
By-products (note 3)
69
65 127
Royalties received (note 5)
1
2 4
Interest received
11
14 28
2,041
2,127 4,174

3.
Cost of sales
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
Cash operating costs
1,120
1,245 2,493
By-products revenue (note 2)
(69)
(65) (127)
1,051
1,180 2,366
Royalties
49
53 100
Other cash costs
12
13 27
Total cash costs
1,112
1,246 2,493
Retrenchment costs
5
7 11
Rehabilitation and other non-cash costs
28
9 (10)
Amortisation of tangible assets
349
350 737
Amortisation of intangible assets
14
21 40
Inventory change
(7)
19 23
1,501
1,652 3,294
Rounding of figures may result in computational discrepancies
.
17 July 2016 Interim report - www.AngloGoldAshanti.com

4.
Other operating expenses
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
Pension and medical defined benefit provisions
3
4 18
Governmental fiscal claims and care and maintenance of old
tailings operations
6
3 7
Care and maintenance costs
37
35 67
Other expenses
-
1 4
46
43 96
5. Special
items
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed
Reviewed Audited
US Dollar million
Net impairment and derecognition of assets
2
5 20
Net profit on disposal of assets
(1)
- (1)
Royalties received (note 2)
(1)
(2) (4)
Indirect tax expenses (recoveries)
2
(13) (20)
Legal fees and other costs (recoveries) related to contract
termination and settlement
4
(2) (1)
Write-down of inventory
-
6 11
Retrenchment and related costs
-
2 4
Repurchase premium and costs on part settlement of the $1.25bn bonds (note 14)
-
- 61
Other
-
- 1
6
(4) 71
6.
Finance costs and unwinding of obligations
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
Finance costs
86
120 223
Unwinding of obligations and accretion of convertible bonds
11
11 22
97
131 245
7.
Share of associates and joint ventures’ profit
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
Revenue
206
272 489
Operating costs, special items and other expenses
(203)
(202) (415)
Net interest received
4
3 7
Profit before taxation
7
73 81
Taxation
2
(14) (17)
Profit after taxation
9
59 64
Net reversal of impairment of investments in associates and joint ventures
10
- 24
19
59 88
Rounding of figures may result in computational discrepancies
.
18 July 2016 Interim report - www.AngloGoldAshanti.com

8. Taxation
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
South African taxation
Non-mining tax
-
13 1
Prior year over provision
-
(7) (14)
Deferred taxation
Temporary differences
7
(22) (41)
Unrealised non-hedge derivatives and other commodity
contracts
(9)
(1) (2)
Impairment and disposal of tangible assets
(1)
- (1)
Change in estimated deferred tax rate
-
- (15)
(3)
(17) (72)
Foreign taxation
Normal taxation
109
105 214
Prior year over provision
(5)
- (9)
Deferred taxation
Temporary differences
(50)
27 78
54
132 283
51
115 211
9. Headline
earnings
(loss)
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders
52
(143)
(85)
Net (reversal) impairment and derecognition of assets
(17)
5
2
Net (profit) loss on disposal of assets
(1)
12
9
Special items of associates and joint ventures
-
-
3
Exchange loss on foreign currency translation reserve release
60
-
-
Taxation
(1)
(2)
(2)
Headline earnings (loss)
93
(128)
(73)
Headline earnings (loss) per ordinary share (cents)
(1)
23
(31)
(18)
Diluted headline earnings (loss) per ordinary share (cents)
(2)
23
(31)
(18)
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
10. Number of shares
Six months ended
Year ended
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000 5,000,000
C redeemable preference shares at no par value
(1)
30,000,000
- -
Issued and fully paid number of shares:
Ordinary shares in issue
408,003,687
404,818,500 405,265,315
A redeemable preference shares
2,000,000
2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
406,862,598
404,428,567 404,747,625
Fully vested options
3,468,878
3,124,438 4,859,233
Weighted average number of shares
410,331,476
407,553,005 409,606,858
Dilutive potential of share options
2,119,174
- -
Diluted number of ordinary shares
412,450,650
407,553,005 409,606,858
(1)
At the annual general meeting on 4 May 2016, the shareholders approved an increase to the authorised share capital of the company by the creation of 30,000,000 new C redeemable preference shares of no par value. As at 30 June 2016, no C redeemable preferences shares have been issued.
Rounding of figures may result in computational discrepancies
.
19 July 2016 Interim report - www.AngloGoldAshanti.com

11. Share capital and premium
As at
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar Million
Balance at beginning of period
7,119
7,094 7,094
Ordinary shares issued
37
17 25
Sub-total
7,156
7,111 7,119
Redeemable preference shares held within the group
(53)
(53) (53)
Balance at end of period
7,103
7,058 7,066
12. Exchange
rates
Jun
Jun
Dec
2016
2015
2015
Unaudited Unaudited Unaudited
ZAR/USD average for the year to date
15.39
11.91 12.77
ZAR/USD average for the quarter
14.99
12.08 14.22
ZAR/USD closing
14.68
12.16 15.46
AUD/USD average for the year to date
1.36
1.28 1.33
AUD/USD average for the quarter
1.34
1.29 1.39
AUD/USD closing
1.34
1.30 1.37
BRL/USD average for the year to date
3.70
2.97 3.33
BRL/USD average for the quarter
3.51
3.07 3.84
BRL/USD closing
3.21
3.10 3.90
ARS/USD average for the year to date
14.35
8.82 9.26
ARS/USD average for the quarter
14.22
8.95 10.13
ARS/USD closing
15.04
9.09 12.96

13. Capital
commitments
Jun
Jun
Dec
2016
2015
2015
Reviewed Reviewed Audited
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
145 161 61
(1)
Includes the group’s attributable share of capital commitments relating to associates and joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.
Financial risk management activities
Borrowings
The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.
As at
Jun 2016
Reviewed
Jun 2015
Reviewed
Dec 2015
Audited
US Dollar Million
Carrying amount
2,654
3,730 2,737
Fair value
2,723
3,725 2,425
Rounding of figures may result in computational discrepancies
.
20 July 2016 Interim report - www.AngloGoldAshanti.com

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3:
inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Level 1 Level 2 Level 3 Total
US Dollar million
Jun 2016
Jun 2015
Dec 2015
Reviewed
Reviewed
Audited
Assets measured at fair value
Available-for-sale financial assets
Equity securities
59
-
-
59
42 - - 42 30 - - 30
Liabilities measured at fair value
Financial liabilities at fair value
through profit or loss
$1.25bn bonds
523
-
-
523
1,440 - - 1,440 498 - - 498
On 28 June 2016, AngloGold Ashanti (“AGA”) announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc
(“AGAH”), is compelling the surrender following the notice to buy back the remaining principal amount of its outstanding 8.5%
high-yield bonds that mature in May 2020, as part of its strategy to reduce debt and lower finance charges. On 1 August 2016, the remaining portion of the notes were settled for a total consideration of $503m consisting of a $471m principal payment, a surrender premium of $30m and interest of $2m.
On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc, was offering to buy back up to $810m in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment. On 25 September 2015, 62.34% of the notes were settled for a total consideration of $850m consisting of a $779m principal payment, a tender premium, being the difference between the par value of the bond and the redemption price of $58m and interest of US$13m. Included in the tender premium on the $1.25bn bond (note
5) was a realised fair value loss of $11.5m being the difference between the fair value on redemption date and the redemption price.
Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.
In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.
In South Africa we have established a trust fund which has assets of ZAR 1.33bn and guarantees of ZAR 1.37bn issued by various banks, for a current carrying value of the liability of ZAR 1.4bn. In Australia, since 2014, we have paid into a Mine
Rehabilitation Fund an amount of AUD $1m for a current carrying value of the liability of AUD $95.3m. At Iduapriem we have provided a bond comprising of a cash component of $9.7m with a further bond guarantee amounting to $33.9m issued by
Ecobank Ghana Limited (expired on 31
st
May 2016 but renewal process is underway) for a current carrying value of the liability of
$43.8m. At Obuasi we have provided a bond comprising of a cash component of $20.1m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $218.1m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

July 2016 Interim report - www.AngloGoldAshanti.com

15. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2016 and 31 December 2015 are detailed below:
Contingencies and guarantees
Jun
2016
Dec
2015
Reviewed Audited
US Dollar million
Contingent liabilities
ODMWA litigation
(1)
-
-
Litigation – Ghana
(2) (3)
97
97
Mill contractor claims
(4)
20
20
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(5)
28
22
VAT disputes – Mineração Serra Grande S.A.
(6)
13
11
Tax dispute - AngloGold Ashanti Colombia S.A.
(7)
141
128
Tax dispute - Cerro Vanguardia S.A.
(8)
29
32
Groundwater pollution
(9)
-
-
Deep groundwater pollution – Africa
(10)
-
-
Contingent asset
Indemnity – Kinross Gold Corporation
(11)
(8)
(7)
320
303
Litigation claims
(1)
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company
Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes
African Rainbow Minerals (ARM). The companies believe that fairness and sustainability are crucial elements of any solution and have embarked on an extensive engagement process with all stakeholders to work together to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees, and also sustainable for the sector.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.
The companies active in gold mining have been working for many years to try to eliminate the incidence of OLD. These efforts continue.
These legal proceedings are being defended, and the status of the proceedings are set forth below
.
AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited,
Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold
Limited, were served with a consolidated class action application on 21 August 2013. On 13 May, 2016, the South Gauteng
High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March, 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e., pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016,
AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24
June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers' claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal for leave to appeal such other orders of the High Court.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the
Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, no reliable estimate can be made for the obligation.
(2)
Litigation -
On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of
$97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration.
22 July 2016 Interim report - www.AngloGoldAshanti.com

(3)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the
Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On
24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter is set for hearing in October 2016. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(4)
Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the Cripple Creek & Victor mine in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AngloGold Ashanti has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The total value of the cost claims asserted against CC&V, by two contractors, is $20m. On 1 April 2016, CC&V was added as a defendant to a lawsuit in the U.S. District Court
(Colorado) between one of the contractors and a subcontractor, and the cost claims are being litigated there. Separately,
CC&V has cost claims against the mill design contractor. These claims are proceeding in arbitration.
With reference to items (1) - (4) above, provisions have been raised where the amount of the potential claim or settlement can be reasonably estimated.
Tax claims
(5)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of
$14m
(2015: $11m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. The matter has been dormant since 2007. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2015: $11m).
Management is of the opinion that these taxes are not payable.
(6) VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas
Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case to the State of Minas Gerais. The assessment is approximately $13m (2015: $11m).
(7) Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office
(DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On
23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $22m (2015: $20m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $119m (2015: $108m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (trial court for tax litigation). On 8 July 2016, the tribunal held an initial procedural hearing on the 2010 tax dispute.
(8) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority
(AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2015: $8m) relating to the non-
deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2015: $24m). CVSA and
AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.
Other
(9) Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(10) Deep groundwater pollution -
The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and
Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine
Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset
(11) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross
Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures
23 July 2016 Interim report - www.AngloGoldAshanti.com

discussed in item 6 above. At 30 June 2016, the company has estimated that the maximum contingent asset is $8m (2015:
$7m).
16. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17. Announcements
AngloGold Ashanti and Anglo American South Africa settle stand-alone silicosis claims – On 4 March 2016 AngloGold
Ashanti announced that together with Anglo American South Africa, the companies have concluded an agreement which resolves fully and finally stand-alone silicosis claims. The settlement relates to the approximately 4,400 separate claims which were instituted against Anglo American South Africa and included in this figure are the roughly 1,200 separate claims against
AngloGold Ashanti.

The settlement has been reached without admission of liability by AngloGold Ashanti and Anglo American South Africa and the
terms of the agreement remain confidential. Both companies will contribute, in stages, up to $30 million.

AngloGold Ashanti noted publication of draft Mining Charter – On 18 April 2016 AngloGold Ashanti noted the publication by
South Africa’s department of Mineral Resources of the draft reviewed Broad-Based Black Economic Empowerment charter for the
South African mining and minerals industry 2016.
AngloGold Ashanti rating action by Standard and Poor’s rating agency (S&P) – On 26 April 2016 AngloGold Ashanti confirmed that Standard & Poor’s rating agency (S&P) had affirmed AngloGold Ashanti’s BB+ long-term corporate credit rating and revised the outlook to stable from negative.

S&P cited the reduction in debt and increasing local currency gold prices as reasons for the increase in earnings, cash flows, liquidity and credit metrics for AngloGold Ashanti. The stable outlook reflects S&P’s expectation that AngloGold
Ashanti can maintain core credit metrics at the higher end of their intermediate category.

AngloGold Ashanti Holdings plc announces issuance of a notice for the conditional redemption of all of its outstanding 8.5% notes due 2020 – On 28 June 2016 AngloGold Ashanti Holdings plc (the “Company”) announced that it had issued a notice for the conditional redemption (subject to the satisfaction or waiver of the condition described below)
of all of its outstanding 8.5% Notes due 2020 (the “Notes”).

Under the notice, the redemption of the Notes was conditioned upon the receipt by the Company of borrowings under the
Company’s $1,000,000,000 revolving credit facility in a sufficient amount, together with available cash in an amount determined by the Company, to pay the redemption price for the Notes, including any applicable premium, and accrued and unpaid interest in full and pay all related expenses on or before the redemption date. The redemption date was 1
August 2016.

The notes were redeemed at a redemption price equal to 106.375% of the principal amount of the Notes to be redeemed, plus additional amounts, plus accrued and unpaid interest to the date of the redemption. The Notes were redeemed in full.

By order of the Board

SM PITYANA                                 S VENKATAKRISHNAN
KC RAMON
Chairman                                        Chief Executive Officer Chief Financial Officer

12 August 2016
24 July 2016 Interim report - www.AngloGoldAshanti.com

Non-GAAP disclosure
A
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Headline earnings (loss) (note 9)
93
(128) (73)
Loss on unrealised non-hedge derivatives and
other commodity contracts
30
3 7
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
(9)
(1) (2)
Impairment of deferred tax assests included in discontinued operations
-
121 121
Fair value adjustment on $1.25bn bonds
25
66 (66)
Repurchase premium on part settlement of $1.25bn bonds (note 5)
-
- 61
Provision for losses and impairments / reversals in associates
19
- 1
Adjusted headline earnings
159
61 49
Allocated as follows:
Continuing operations
159
48 34
Discontinued operations
-
13 15
Adjusted headline earnings per ordinary share (cents)
(1)
- Continuing and discontinued operations
39
15 12
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Price received - continuing operations
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,960
2,046 4,015
Adjusted for non-controlling interests
(41)
(34) (61)
1,919
2,012 3,954
Realised gain on other commodity contracts
9
9 17
Associates and joint ventures' share of gold income including realised non-hedge derivatives
199
264 474
Attributable gold income including realised non-hedge
derivatives
2,127
2,285 4,445
Attributable gold sold - oz (000)
1,740
1,897 3,838
Price received per unit - $/oz
1,222
1,204 1,158
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
Six months ended
Six months ended
US Dollar million
US Dollar million / Imperial

July 2016 Interim report - www.AngloGoldAshanti.com

C
All-in sustaining costs and All-in costs
1
- continuing operations
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
1,501
1,652 3,294
Amortisation of tangible and intangible assets (note 3)
(363)
(371) (777)
Adjusted for decommissioning amortisation
4
6 13
Corporate administration and marketing related to current operations
28
45 78
Associates and joint ventures' share of costs
133
137 270
Inventory writedown to net realisable value and other stockpile adjustments
1
6 12
Sustaining exploration and study costs
36
28 62
Total sustaining capex
273
293 629
All-in sustaining costs
1,613
1,797 3,581
Adjusted for non-controlling interests and non -gold producing companies
(27)
(35) (64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
1,586
1,762 3,517
Adjusted for stockpile write-offs
(1)
(8) (23)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,585
1,754 3,494
All-in sustaining costs
1,613
1,797 3,581
Non-sustaining project capital expenditure
44
85 169
Technology improvements
5
7 16
Non-sustaining exploration and study costs
23
22 62
Care and maintenance (note 4)
37
35 67
Corporate and social responsibility costs not related to current operations
10
9 26
All-in costs
1,732
1,956 3,921
Adjusted for non-controlling interests and non -gold producing companies
(23)
(31) (55)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
1,709
1,925 3,866
Adjusted for stockpile write-offs
(1)
(8) (23)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,708
1,917 3,843
Gold sold - oz (000)
1,740
1,897 3,838
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
911
924 910
All-in cost per unit (excluding stockpile write-offs) - $/oz
982
1,010 1,001
1
Refer to the Supplementary report for Summary of Operations by Mine
D
Total cash costs
2
- continuing operations
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Total cash costs (note 3)
1,112
1,245 2,493
Adjusted for non-controlling interests, non-gold producing companies and other
(18)
(24) (42)
Associates and joint ventures' share of total cash costs
133
137 267
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
1,227
1,359 2,718
Gold produced - oz (000)
1,738
1,872 3,818
Total cash cost per unit - $/oz
706
726 712
2
Refer to the Supplementary report for Summary of Operations by Mine
Rounding of figures may result in computational discrepancies.
Six months ended
US Dollar million / Imperial
Six months ended
US Dollar million / Imperial

July 2016 Interim report - www.AngloGoldAshanti.com

E
Adjusted EBITDA
(1)
- continuing operations
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Profit on ordinary activities before taxation
112
102 257
Add back :
Finance costs and unwinding of obligations
97
131 245
Interest received
(11)
(14) (28)
Amortisation of tangible and intangible assets (note 3)
363
371 777
Adjustments :
Exchange loss
83
21 17
Fair value adjustment on $1.25bn bonds
25
66 (66)
Impairment of assets
-
5 14
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
-
6 10
Retrenchments and restructuring costs mainly at Obuasi
42
44 81
Net loss (profit) on disposal of assets
2
- (1)
Loss on unrealised non-hedge derivatives and other commodity contracts
30
3 7
Repurchase premium on part settlement of $1.25bn bonds
-
- 61
Associates and joint ventures' net exceptional expense
(19)
- (9)
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other
57
60 107
Adjusted EBITDA
781
793 1,472
(1)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
F
Interest cover
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Adjusted EBITDA (note E)
781
793 1,472
Finance costs (note 6)
86
120 223
Interest cover - times
9
7 7
G
Free cash flow
Year ended
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Net cash inflow from operating activies
476
513 1,139
Net investing activities
(277)
(372) 80
Finance costs (note 6)
(86)
(120) (223)
Movements in restricted cash
(5)
8 17
Acquisitions, disposals and other
-
3 (872)
Free cash flow
108
31 141
H
Net asset value - cents per share
As at
As at
As at
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Total equity
2,670
2,661 2,467
Number of ordinary shares in issue - million (note 10)
408
405 405
Net asset value - cents per share
654
657 609
Total equity
2,670
2,661 2,467
Intangible assets
(151)
(188) (161)
2,519
2,473 2,306
Number of ordinary shares in issue - million (note 10)
408
405 405
Net tangible asset value - cents per share
617
611 569
I
Net debt
As at
As at
As at
Jun
Jun
Dec
2016
2015
2015
Unaudited
Unaudited
Unaudited
Borrowings - long-term portion
2,046
3,651 2,637
Borrowings - short-term portion
608
79 100
Total borrowings
2,654
3,730 2,737
Corporate office lease
(16)
(20) (15)
Unamortised portion of the convertible and rated bonds
20
23 21
Fair value adjustment on $1.25bn bonds
(34)
(141) (9)
Cash restricted for use
(56)
(57) (60)
Cash and cash equivalents
(470)
(459) (484)
Net debt
2,098
3,076 2,190
Rounding of figures may result in computational discrepancies.
Six months ended
US Dollar million
US Dollar million
Six months ended
US Dollar million
Six months ended
US Dollar million

July 2016 Interim report - www.AngloGoldAshanti.com

Administration and corporate
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)

Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~

* British
§
Indian
#
American
~ Australian
^
South African

Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to
investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated regularly.
Investors should visit this website to obtain important
information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

Forward-looking
statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States
Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-
looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

July 2016 Interim report - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: August 15, 2016
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance